UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
3 April 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EAGLE ROCK ENERGY PARTNERS, L.P.

File No. 1-33016 -- CF# 30775

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EAGLE ROCK ENERGY PARTNERS, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on February 28, 2014.

Based on representations by EAGLE ROCK ENERGY PARTNERS, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.1   through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                 Kevin M. O'Neill
                 Deputy Secretary